August 22, 2019

David Socks
President and Chief Executive Officer
Phathom Pharmaceuticals, Inc.
70 Williow Road
Suite 200
Menlo Park, CA 94025

       Re: Phathom Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 26, 2019
           CIK No. 0001783183

Dear Mr. Socks:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. We note your disclosure that you believe you can leverage Takeda's clinical data to rapidly advance vonoprazan through pivotal trials in the United States and Europe. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidate in a rapid or accelerated manner as such statements are speculative.
2. We note your disclosure that you plan to initiate two pivotal Phase 3 clinical trials in the fourth quarter of 2019 for vonoprazan. Please revise to disclose that you will need to submit investigational new drug applications to the FDA before you can begin those trials
 David Socks
FirstName LastNameDavidInc.
Phathom Pharmaceuticals, Socks
Comapany NamePhathom Pharmaceuticals, Inc.
August 22, 2019
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         as discussed in the risk factor on page 15, that the FDA may not accept or view the clinical trial results from Takeda or independent investigators in Japan as sufficient to allow you to advance to Phase 3 trials as discussed in your risk factor on page 18 and may require you to conduct additional trials and that the FDA may not accept the results of your planned Phase 3 trials since they will be conducted outside of the United States as discussed in the risk factor on page 26.
Our Soultion: Vonoprazan, page 3

3. We note your comparison of vonoprazan to PPIs. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Additionally, comparisons to other available treatments require head to head trials. Please delete the statements indicating that vonoprazan has been shown to provide more rapid, potent and durable acid control than PPIs and non-inferiority to lansoprazole. Please replace the statements of efficacy with a discussion of the observations from the trials. If you are relying on head to head trials conducted by Takeda Pharmaceuticals, you may compare the trial observations related to vonoprazan use to the trial observations of the PPI used in the study.
Vonoprazan Clinical Data, page 3

4. We note the references to p-values here and elsewhere in the prospectus. Please disclose the meaning and significance of p-values in this section. Risks Related to Our Business, page 5

5. Please expand your discussion to disclose that your assumptions about the potential approval of your product candidate are based on the development and commercial experience of vonoprazan in Japan and other Asian countries and trial data collected by
         Takeda and independent investigators in Japan, which the FDA may not accept, as discussed in your risk factors on pages 15 and 16.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
MD&A
Liquidity and Capital Resources
Commercial Bank Debt, page 91

7. We note your disclosure on page 39 that you have agreed not to encumber your intellectual property assets without SVBs prior written consent unless a security interest in
 David Socks
FirstName LastNameDavidInc.
Phathom Pharmaceuticals, Socks
Comapany NamePhathom Pharmaceuticals, Inc.
August 22, 2019
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         the underlying intellectual property is necessary to have a security interest in the accounts and proceeds that are part of the assets securing the Term Loans, in which case your intellectual property will automatically be included within the assets securing the Term
         Loans. Please revise the disclosure in this section to reflect that. Common Stock Valuations, page 96

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Fair Value of Warrant Liabilities and Convertible Promissory Note, page 96

9. You state that if you had made different assumptions including, among others, those related to the timing and probability of various corporate scenarios, discount rates, volatilities and exit valuations, the carrying values of your warrant liabilities and convertible promissory notes could have been significantly different. Please disclose a sensitivity analysis that demonstrates how changes in the key assumptions used would impact your warrant liability and convertible promissory note estimates.
Management's discussion and analysis
Critical Accounting Policies and Significant Judgments and Estimates In-Process Research and Development , page 96

10. Please disclose the significant assumptions used to estimate the value of your acquired in-
         process research and development assets or direct us to existing disclosures. Please disclose a sensitivity analysis that demonstrates how changes in the key assumptions used would impact your acquired in-process research and development asset and related expense estimate.
Mechanistic Differences Between PPIs and Vonoprazan
Vonoprazan, page 105

11. We note your disclosure that vonoprazans differentiated mechanism of action has enabled it to achieve more rapid, potent, and durable anti-secretory effects than PPIs. If this statement is based on the results of the trial comparing vonoprazan to the PPI esomeprazole discussed on page 106, please make that clear. Please avoid making these general statements regarding the efficacy of your product candidate and instead present balanced trial data stating the actual results and quantifying the results as necessary.
         Additionally, revise the mechanistic and pharmacologic summarization in the table on page 106 to delete the statements indicating efficacy. You may present clinical trial end points and objective data resulting from the trial without concluding efficacy.
 David Socks
FirstName LastNameDavidInc.
Phathom Pharmaceuticals, Socks
Comapany NamePhathom Pharmaceuticals, Inc.
August 22, 2019
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Clinical Data for Vonoprazan in GERD, page 109

12. Please delete your statement of belief that the data suggests that vonoprazanan has an improved clinical profile over PPIs. Efficacy is within the sole authority of the FDA and similar foreign regulators. You may compare the objective results of the comparative trials without presenting your conclusions regarding efficacy. Healing of Erosive Esophagitis Clinical Trials in Japan and Asia, page 109

13. We note your reference to a Confidence Interval of treatment difference on page 111.
         Please explain what this means in this section.
Additional Vonoprazan Development Opportunities
Indications, page 124

14. Please revise to disclose that two Phase 3 clinical trials of vonoprazan in Japanese patients with endoscopically confirmed NERD conducted by Takeda did not demonstrate a statistically significant difference in symptom scores between vonoprazan and placebo as discussed in your risk factor on page 26.
License Agreement with Takeda Pharmaceutical Company Limited, page 129

15. We note your disclosure that you have agreed to make tiered royalty payments at percentages in the very low to mid double digits on net sales of licensed products. Please revise your disclosure to narrow the royalty range to no more than ten percentage points for each tier. For example, you may include a twenty point range if the agreement provides for two tiers.
Description of Capital Stock, page 173

16. We note that you refer shareholders to, in part, the relevant provisions of the Delaware
         General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
Choice of Forum, page 177

17. We note your disclosure that your exclusive forum provision establishing the Court of
         Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions will not apply to suits brought to enforce a duty or liability created by the
         Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation clearly states that it does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
Act.
Combined Statements of Stockholders' Deficit, page F-5
 David Socks
Phathom Pharmaceuticals, Inc.
August 22, 2019
Page 5

18. Please tell us why you do not show any common shares issued for the caption "issuance of common stock to founders" in 2018. We note you present 2,791,364 weighted-average shares outstanding for 2018 on the statements of operations. Refer to ASC 805-50-45-5.
General

19. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
       You may contact Ibolya Ignat at 202-551-3636 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551- 3798 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameDavid Socks                                  Sincerely,
Comapany NamePhathom Pharmaceuticals, Inc.
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